UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-56764

PIMCO Asset-Based Lending Company LLC

(Exact name of registrant as specified in its charter)

650 Newport Center Drive

Newport Beach, CA 92660

(949) 720-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in PIMCO Asset-Based Lending Company LLC - Series I	Anchor I Shares Anchor II Shares Anchor II-B Shares Standard A Shares Standard B Shares E Shares

(Title of each class of securities covered by this Form)

Interests in PIMCO Asset-Based Lending Company LLC - Series II	Anchor I Shares Anchor II Shares Anchor II-B Shares Anchor III Shares Standard A Shares Standard B Shares E Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Interests in PIMCO Asset-Based Lending Company LLC - Series I	Anchor I Shares: 0* Anchor II Shares: 0* Anchor II-B Shares: 0* Standard A Shares: 0* Standard B Shares: 0* E Shares: 0*

Pursuant to the requirements of the Securities Exchange Act of 1934, PIMCO Asset-Based Lending Company LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PIMCO Asset-Based Lending Company LLC

	By:	/s/ Jason Mandinach
Name: Jason Mandinach
Title: Principal Executive Officer
Date: June 29, 2026

*

On May 1, 2026, PIMCO Asset-Based Lending Company LLC - Series I (“Series I”) liquidated all of its assets and liabilities and made distributions to all shareholders of Series I shares in consideration for the liquidation of 100% of the then-outstanding Series I shares. PIMCO Asset-Based Lending Company LLC (the “Company”) subsequently caused a Certificate of Cancellation of Series I to be filed with the Secretary of State of the State of Delaware on June 15, 2026. For the avoidance of doubt, the sole remaining registered series of the Company as of the date hereof, PIMCO Asset-Based Lending Company LLC - Series II (“Series II”), remains active and in operation, and the Company continues to have a duty to file reports under section 13(a) or section 15(d) with respect to its outstanding Series II share classes.